

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 2, 2011

By E-Mail

Timothy E. Brog
Chairman and Chief Executive Officer
Peerless Systems Corporation
300 Atlantic Street, Suite 301
Stamford, CT 06901

> **Re: ModusLink Global Solutions, Inc.**
> **Preliminary Proxy Statement filed by Peerless Systems Corporation et al.**
> **Filed October 24, 2011**
> **File No. 1-35319**

Dear Mr. Brog:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1. Please revise to include a background discussion of the contacts between the participants and the registrant during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

2. We note that this filing refers security holders to information that will be contained in the registrant's proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the

information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

3. We note that you have listed the participants on the cover of the Schedule 14A. Please identify each participant in the proxy statement and revise to include the information required by Item 5(b) of Schedule 14A for each nominee, V Investment Partners III LLC and Locksmith Capital Advisors.

Proposal 1: Election of Directors, page 12

4. Please revise to state that the proposal relates to the election of two Class III directors.

Peerless Nominees, page 12

5. Please revise to state that there is no assurance that the registrant's nominees will serve if elected with any of the Peerless Group's nominees.

6. Please revise to describe the type of business conducted by Locksmith Value Opportunity Fund LP and Eco-Bat Technologies Limited, which are referenced under the description of Mr. Brog's business experience. Refer to Item 401(e)(1) of Regulation S-K.

7. We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal 5: Ratification of Independent Registered Public Accounting Firm, page 18

8. Please revise the proxy statement to describe how Proposal 5 and 6 will be voted if no direction is made on the proxy card.

Solicitation of Proxies, page 21

9. We note that proxies may be solicited by mail, facsimile, telephone, telegraph, internet, in person and by advertisement. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail

correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Additional Participant Information, page 22

10. We note that Peerless reserves the right to retain advisors who may be considered participants. Please confirm that you will include the disclosure required by Items 4 and 5 of Schedule 14A for any additional participants.

Form of Proxy

11. Please revise the form of proxy to state that the proxy is not solicited on behalf of the registrant's board of directors. Refer to Rule 14a-4(a)(1).

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions